

NEUROHACKER COLLECTIVE
2018 Report

Dear investors,

Dear Investors, Friends, and Stakeholders,

And that's a wrap, 2018 is behind us, and what a year! Startup life is like dog years, every year is like seven. It is hard to believe in less than three years, we have formed the planet's leading Neurohacking Community, introduced the world to complex systems formulation, published over 25 podcasts on advanced well-being, launched three new products, and become the quality-leader in the emerging nootropics category...but for a company whose North Star is upregulating humanity, I'm sure you'll understand if I tell you, we're just getting started!

We're just now in the process of putting the finishing touches on a new, very exciting product line aimed squarely at, and perfectly timed for the emergent longevity marketplace. To get a sense of this exciting new market, check out these fascinating and recent articles from Wired and Forbes.

Once again, our approach to formulation will see us supplementing and leveraging the intrinsic magic of the human body in a whole-systems fashion, this time with a focus on upregulating cellular energy and metabolism, aiming to boost your energy levels, productivity, mitochondrial health, NAD+ and ATP levels in concert with your bodies natural systems. Our new product Eternus will revolutionize healthy aging, and take Neurohacker Collective directly into competition with Elysium Health, ranked number 13 on this multibillion-dollar list of new anti-aging startups.

Eternus will launch direct-to-consumer from our web site, plus Amazon and with the help of our growing influencer partners in March. In addition, we are anticipating it will follow Qualia's emerging wholesale success around the world. At the end of 2018, we hired Ben Seeman to run wholesale for the Qualia product line, and we are already seeing the exciting potential.

Ben has been launching supplements into new channels for more than fifteen years and joins us having managed sales in excess of $100 M dollars. Ben, who has taken new brands into WalMart and Costco, spent his first few months getting us ready and has already gotten approvals for the Qualia line to go into Pharmaca and FullScript. A strong start!

But before we get too far into talking about next year, let's take a moment to reflect on 2018, a truly fantastic year for Neurohacker Collective; a year where we raised $865k in equity and convertible debt financing, drove +150k podcast downloads, doubled organic visitor traffic to our web site, and grew revenues by 34% to $6.6 MM (over $1MM of which came from our partnership with Amazon) and, we discovered a new superpower for operational efficiency. In 2018 profit contribution (revenues less cost of goods and advertising) rose by 125% to $2.2M and operating loss was reduced by almost 70% to $640k, equal to only 10% of revenues. I attribute a large part of this positive transformation to the addition of Hakan Lindskog, a 20-year veteran executive of digital, and direct response advertising. Hakan has helped us button down operations and tune our business model so that it is optimized for consumers who want to stay on our products long term.

In 2018 thanks to changes in the pricing model and marketing, the percentage of new customers electing to subscribe to Qualia grew to 85%, compared to 39% in the first half of 2017. For a company wanting to create lasting improvements to peoples lives, the importance of these changes cannot be overstated. Our products work with the natural systems of the body to optimize healthy synergies

across complex biology, so long-term customer utilization creates lasting benefits. In addition, the new model provides growing recurring revenues for existing and new products alike, for direct, and partner sales, and will position the company beautifully to invest in more "best-in-class products for well-being" for years to come.

In 2018 we also invested in a pilot study with Cambridge Brain Science, to test the impact of Qualia on reasoning, memory, and concentration. The results were extremely encouraging, despite the size of the initial test being small. We've invited every new customer to freely utilize these same third-party tests to quantify the benefits they're getting from Qualia, and we anticipate additional improvements in retention as a result. Further, the results of the Cambridge pilot have us deeply motivated to raise a larger financing round in 2019 to fund clinical trials and to accelerate new product launches for sleep and anxiety formulations.

Neurohacker Collective has proven itself as exceptionally capable of creating simultaneously innovative and transformative products, building brand, community and launching new sales channels in a highly capital efficient manner. 2018 has been a year of honing our craft, perfecting our business model, and we are now ready to scale. 2019 will be our best year ever!

Thank you for your belief in us, for your belief in our vision, our abilities and what we can hopefully accomplish together towards improving the quality of life for humanity. Without your support, none of these accomplishments would have been possible. I'm deeply grateful for the opportunity to lead an organization like Neurohacker, to have a team that is quite possibly unparalleled anywhere in the world and for the opportunity to popularize a scientific model that will hopefully reshape the face of medicine as we know it.

Thanks,
James Schmachtenberger, CEO

We need your help!

Become our ambassadors! Refer us to influencers and potential marketing partners who you have a relation with. Mention us on your social media. Post a review of our products on Amazon or our site!

Participate in our current round on Wefunder, which will finance a new product launch, a clinical trial and wholesale expansion. Refer your investor friends!

Sincerely,

James Schmachtenberger
Chief Executive Officer

Daniel Schmachtenberger
Chief Strategy Officer

Jordan Greenhall
Executive Chair

Our Mission

Our goal is to transform lives for the better by creating products, resources, and tools to help the mind, brain and body perform at their best. Our solutions empower people to be more productive, creative, and compassionate as they pursue their passions and help others do the same. With the help of growth capital, we plan on developing solutions for anxiety, pain, mood, sleep, healthy aging, metabolic health, fitness performance, immune support, and more.

See our full profile

How did we do this year?

Report Card

A-

The Good

Product Development: We launched Qualia Mind and Qualia Focus. On April 16, we'll launch Eternus. A busy year!

Objective data on product efficacy: Our pilot study using the Cambridge Brain Sciences platform provided promising initial data.

Operational Efficiency: Our supply chain, distribution, customer acquisition and subscription programs run smoothly.

The Bad

Influencer network: We have a loyal network of passionate influencers, but it did not grow as quickly as we planned.

Public relations: We have an inspiring story to tell. We'd like to reach a larger audience and rely less on paid media.

Customer communications: We'd like to proactively engage and educate our customers to improve retention.

2018 At a Glance

January 1 to December 31

$6,624,934 +34%
Revenue

-$908,863
Net Loss

$1,205,864 +93%
Short Term Debt

$740,444
Raised in 2017

$343,000
Cash on Hand
As of 03/31/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of our Form C for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Founded in 2015, our mission is to create best in class well-being products by employing a unique methodology to research and development based on complex systems science. Rather than overriding regulatory systems with chemicals designed to move a biomarker in a particular direction, this approach

focuses on supporting the body's ability to self-regulate.

Our goal is to transform lives for the better by creating products, resources, and tools to help the mind, brain and body perform at their best. Our solutions empower people to be more productive, creative, and compassionate as they pursue their passions and help others do the same. With the help of growth capital, we plan on developing solutions for anxiety, pain, mood, sleep, healthy aging, metabolic health, fitness performance, immune support, and more.

Milestones

Neurohacker Collective, LLC was incorporated in the State of Wyoming in December 2015.

Since then, we have:

- SALES: Over $13M in lifetime sales.
- SCIENCE: Our complex systems science approach to formulation of supplements is unique.
- SUBSCRIPTIONS: 91% of our revenue, excluding Amazon and wholesale, is subscription-driven.
- DISTRIBUTION: Our products are sold direct-to-consumer in over 50 countries, by Amazon and by a growing list of national retailers including Natural Partners, Pharmaca and Lucky Vitamin.
- GROWTH POTENTIAL: The global nutraceuticals market will grow by 8.8% per year to $578B by 2024.
- COMMUNITY: Successfully raised $1,148,898 from 489 Wefunder investors.

Historical Results of Operations

Our company was organized in December 2015 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $6,624,934 compared to the year ended December 31, 2017, when the Company had revenues of $4,925,699. Our gross margin was 66.12% in fiscal year 2018, compared to 58.5% in 2017.
- *Assets.* As of December 31, 2018, the Company had total assets of $1,320,844, including $287,036 in cash. As of December 31, 2017, the Company had $740,455 in total assets, including $193,043 in cash.
- *Net Loss.* The Company has had net losses of $908,863 and net losses of $2,129,493 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
- *Liabilities.* The Company's liabilities totaled $1,930,864 for the fiscal year ended December 31, 2018 and $1,124,140 for the fiscal year ended December 31, 2017.

Liquidity & Capital Resources

To-date, the company has been financed with $1,100,000 in debt, $2,060,000 in equity, $575,000 in convertibles, and $1,198,000 in SAFEs.

We are currently raising additional funding under Reg CF. We will likely require additional financing in excess of the proceeds from this offering in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether our existing capital resources and the proceeds of this offering will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Neurohacker Collective, LLC cash in hand is $343,000, as of March 2019. Over the last three months, revenues have averaged $538,000/month, cost of goods sold has averaged $152,000/month, and operational expenses have averaged $427,000/month, for an average burn rate of $41,000 per month. Our intent is to

reach operating profitability in 2019, although there can be no assurances that we will meet that objective.

Our revenues in Q1, 2019 were about the same as in Q4, 2018. Our advertising and other promotional expenses were reduced, however, which resulted in a reduction of our operating loss. In January and February of 2019, our operating loss was 4% of revenues. As a comparison, in 2018 our operating loss was 10% of revenues. There can be no assurances, though, that this trend will continue.

We expect our revenues to grow over the next 3-6 months due to new product launches, expansion of sales channels and increased advertising. We also expect operating expenses to grow, but at a lower rate than revenues. It is our objective to attain operating profitability in 2019. There can be no assurances, however, that revenues will grow at a higher rate than operating expenses. We are currently raising additional capital under Reg CF to be used for a new product launch, a clinical trial and wholesale expansion.

Net Margin: -14% **Gross Margin: 66%** **Return on Assets: -69%** **Earnings per Share: -$56,803.94**

Revenue per Employee: $414,058 **Cash to Assets: 22%** **Revenue to Receivables: 7,398%** **Debt Ratio: 146%**

Neurohacker_Collective_Financial_Statements-_Audited_-_2017_and_2018.pdf

We ❤ Our 606 Investors

Thank You For Believing In Us

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Thank You!

From the Neurohacker Collective Team



James Schmachtenberger
Chief Executive Officer



Daniel Schmachtenberger
Chief Strategy Officer



Jordan Greenhall
Executive Chair



Hakan Lindskog
Chief Operating Officer



Mark How
Chief Revenue Officer



Shawn Ramer
Senior Vice President, Product Development



Lauren Alexander
Vice President, Marketing



Gk Parish-Philp
Vice President, Technology



Ben Seeman
Vice President, Wholesale Sales



Justin Schilf
Creative Director



Ben Cote
Director of Community



Dan Stickler, M.D.
Medical Director



Greg Kelly, ND
Lead Product Formulator



Jodi Geigle
Community Experience Manager



Jennifer Norton
Production Manager








Darrell Grable
Director Partner Sales



Michael Ferguson
Senior Data Analytics Engineer



Chase Imbert
Partnership Manager



Derek Samuel Voyticki
Digital Marketing Manager



Abhi Ardagh
Customer Support Agent



Jacquelyn Loera
Executive Assistant



Cassandra Brooks
Executive Assistant



Angie Buchholz
Executive Assistant



Sara Adaes, Ph.D.
Scientific Researcher

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Daniel Schmachtenberger	Chief Strategy Officer @ Neurohacker Collective	2015
James Schmachtenberger	CEO @ Neurohacker Collective	2015
Jordan Greenhall	Executive Chairman @ Neurohacker Collective	2015

Officers

OFFICER	TITLE	JOINED
Shawn Ramer	SVP of Product Development	2018
Daniel Schmachtenberger	Chief Strategy Officer	2015
Mark How	Chief Revenue Officer	2017
Hakan Lindskog	Chief Operating Officer	2017
James Schmachtenberger	CEO	2015
Jordan Greenhall	Executive Chairman	2015

Voting Power

HOLDER	SECURITIES HELD	VOT POV
Crest Industries, LLC (Controlled by Jordan Greenhall)	2,800,000 Founders' Units	29.
Critical Path Strategies Inc. (Controlled by Daniel Schmachtenberger)	2,555,859 Founders' Units	26.
Brilliance Consulting, Inc (controlled by James Schmachtenberger)	3,169,481 Founders' Units	33.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2015	$240,000		Section 4(a)(2)
11/2016	$1,820,000	Preferred Stock	Section 4(a)(2)
11/2017	$50,000	Safe	Section 4(a)(2)
04/2019	$575,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/05/2019	$575,000	6.0%	20.0%	$40,000,000	06/15/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURREN
Freedom Culture LLC	12/04/2017	$500,000	$500,000	15.0%	12/01/2019	Yes
Freedom Culture LLC	03/28/2018	$200,000	$200,000	15.0%	03/01/2020	Yes
Gil Oren	10/09/2018	$200,000	$200,000	15.0%	10/01/2020	Yes
Maplewood MHP LLC	02/13/2019	$200,000	$200,000	25.0%	05/31/2019	Yes

Related Party Transactions

The Company has entered into an IP licensing agreement with Humanity, Inc., a company with common ownership under the CEO of Neurohacker James Schmachtenberger. The IP licensing agreement was concluded on terms considered "arm's length" by the Company. To date, this partnership has generated no revenue.

In June, 2017, the Company received a bridge loan of $120,000 from Crest Industries, which is controlled by Jordan Greenhall, Executive Chairman. This bridge loan was repaid in December, 2017

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Founders Units	9,575,041	9,575,041	Yes
Common Units	10,424,959	3,339,916	No
Series Seed 2 Units	3,215,335	3,215,335	No
Series Seed 1 Units	1,200,000	1,200,000	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,171,293

Risks

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. James Schmachtenberger is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case. Jordan Greenhall is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case. Mark How is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case

The Company may never receive a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities in connection with a future equity financing nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We have substantial debt, which could materially adversely affect our business and our ability to meet our obligations. We have indebtedness of $500,000 from Freedom Culture LLC due and payable by December 1, 2019. We also have indebtedness of $200,000 from Freedom Culture LLC owed by March 1, 2020. We also have indebtedness of $200,000 from Maplewood MHP LLC owed by May 31, 2019. We also have indebtedness of $200,000 from Gil Oren owed by October 1, 2020. This amount of debt could have important consequences to us and our investors, including: •requiring a substantial portion of our cash flow from operations to make interest and principal payments on this debt; •requiring us to repay the full amount of our debt upon a change of control event; •making it more difficult to satisfy debt service and other obligations; •increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs; •increasing our vulnerability to general adverse economic and industry conditions; •reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business; •limiting our flexibility in planning for, or reacting to, changes in our business and industry; •placing us at a competitive disadvantage to our competitors that may not be as leveraged with debt as we are; and •limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase units. To the extent we become more leveraged, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

We may experience difficulties and delays inherent in the manufacturing and selling of our products.We may experience difficulties and delays inherent in the manufacturing and selling of our products, such as: (1) seizure or recalls of products or forced closings

of manufacturing plants; (2) the failure to obtain, the imposition of limitations on the use of, or loss of, patent, trademark or other intellectual property rights; (3) our failure, or the failure of any of our vendors or suppliers, to comply with current quality control practices and other applicable regulations and quality assurance guidelines that could lead to temporary manufacturing shutdowns, product shortages and delays in product manufacturing; (4) construction delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products; (5) other manufacturing or distribution problems, including changes in manufacturing production sites and limits to manufacturing capability due to regulatory requirements, changes in types of products produced or physical limitations that could impact continuous supply; (6) availability of raw materials; and (7) restrictions associated with the transportation of goods in and out of foreign countries.

As a part of our business strategy, we may make acquisitions. These acquisitions could disrupt our operations and harm our operating results. An element of our strategy includes expanding our product offerings, and gaining access to new technology, skills and other resources through strategic acquisitions when attractive opportunities arise. Acquiring additional businesses and the implementation of other elements of our business strategy are subject to various risks and uncertainties. Some of these factors are within our control and some are outside our control. These risks and uncertainties include, but are not limited to, the following: -any acquisition may result in significant expenditures of cash, equity and/or management resources, -acquired businesses may not perform in accordance with expectations, -we may encounter difficulties and costs with the integration of the acquired businesses, -management's attention may be diverted from other aspects of our business, -we may face unexpected problems entering geographic and product markets in which we have limited or no direct prior experience, -we may lose key employees of acquired or existing businesses, -we may incur liabilities and claims arising out of acquired businesses, -we may be unable to obtain financing, and -we may incur indebtedness or issue additional units, which could be dilutive to investors of our business There can be no assurance that attractive acquisition opportunities will be available to us, that we will be able to obtain financing for or otherwise consummate any acquisitions or that any acquisitions which are consummated will prove to be successful. There can be no assurance that we can successfully execute all aspects of our business strategy.

Commodity price increases will increase our operating costs and may reduce our profitability.Commodity prices impact our business directly through the cost of raw materials used to make our products, the cost of inputs used to manufacture and ship our products (such as crude oil and energy) and the amount we pay to produce or purchase packaging for our products (such as cardboard and plastic). Commodities such as these are susceptible to price volatility caused by conditions outside of our control, including fluctuations in commodities markets, currency fluctuations and changes in governmental programs. If, as a result of consumer sensitivity to pricing or otherwise, we are unable to increase our prices to offset the increased cost of commodities, we may experience lower profitability and we may be unable to maintain historical levels of productivity.

Our success is dependent on the accuracy, reliability, and proper use of sophisticated and dependable information processing systems and management information technology and any interruption in these systems could have a material adverse effect on our business, financial condition and results of operations. Our success is dependent on the accuracy, reliability and proper use of sophisticated and dependable information processing systems and management information technology. Our information technology systems are designed and selected in order to facilitate order entry and customer billing, maintain customer records, accurately track purchases and incentive payments, manage accounting, finance and manufacturing operations, generate reports, and provide customer service and technical support. Any interruption in these systems could have a material adverse effect on our business, financial condition and results of operations. Like other companies, our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, cybersecurity breaches and other security issues. It is impossible to foresee and protect against all possible failure or breach scenarios whether malicious or accidental. A security breach or interruption could occur due to the actions of outside parties, employee error, hardware or software failures, malfeasance or a combination of these and other actions. Such a breach or interruption in information technology equipment or systems could result in a loss of competitive sensitive business information, disruptions to business operations, damage to our reputation, financial exposure in connection with remediation efforts, investigations, legal proceedings and additional expenses required to mitigate the exposed risk to the systems.

We have a limited operating history. We are a new company, in a relatively new market and we have no previous experience managing an entity, similar to our company, that operates in the nutraceutical industry. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business enterprise and the new industry in which our company operates. The nutraceutical industry is a relatively new industry that, as a whole, may not succeed. If that happens, there may not be an adequate demand for our company to succeed. As a relatively new industry, there are few established players whose business models our company can follow or build upon. Similarly, there is limited information about comparable companies available for potential investors to review in making a decision about whether to invest in our business. Potential investors should further consider, among other factors, our company's prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages. Should such risks arise, our company might not be able to successfully address these risks and uncertainties or successfully implement the company's business plan. If our company fails to do so, such failure could have a significant and negative impact on the company's business, operations and financial condition.

Adverse economic conditions may harm our business. Inflation or other changes in economic conditions that affect demand for nutritional supplements and nutraceutical products could adversely affect our revenue. Uncertainty about current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit markets, negative financial news and/or declines in income or asset values, each of which could have a material negative effect on the demand for our products. Other factors that could influence demand include conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior. These and other economic factors could have a material adverse effect on

behavior. These and other economic factors could have a material adverse effect on demand for our products and on our financial condition and operating results.

We may experience product liability claims and litigation to prosecute such claims, and although we maintain product liability insurance, which we believe to be adequate for our needs, there can be no assurance that our insurance coverage will be adequate or that we will be able to maintain adequate insurance coverage. As a manufacturer and a distributor of products for human consumption, we experience product liability claims and litigation to prosecute such claims. Additionally, the manufacture and sale of these products involves the risk of injury to consumers as a result of tampering by unauthorized third parties or product contamination. If insurance coverage is inadequate or unavailable or premium costs continue to rise, we may face additional claims not covered by insurance, and claims that exceed coverage limits or that are not covered could have a material adverse effect on us.

Sales of our products are subject to changing consumer preferences, and our success depends upon our ability to predict, identify and interpret changes in consumer preferences and develop and offer new products rapidly enough to meet those changes.Our success depends on our ability to predict, identify and interpret the tastes, habits and needs of consumers and to offer products that appeal to those preferences. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to predict accurately which shifts in consumer preferences will be long lasting, or to introduce new and improved products to satisfy those preferences, our sales will decline. In addition, given the variety of cultures and backgrounds of consumers in our consumer base, we must offer a sufficient array of products to continue to maintain our brand and competitive position. As such, we must be successful in developing innovative products across our product categories.

We are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies in our industry, and adverse publicity and negative public perception regarding particular ingredients or products or our industry in general could limit our ability to increase revenue and grow our business.Decisions about purchasing made by consumers of our products may be affected by adverse publicity or negative public perception regarding particular ingredients or products or our industry in general. This negative public perception may include publicity regarding the legality or quality of particular ingredients or products in general or of other companies or our products or ingredients specifically. Negative public perception may also arise from regulatory investigations, regardless of whether those investigations involve us. We are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on us, regardless of whether these reports are scientifically supported. Publicity related to nutritional supplements may also result in increased regulatory scrutiny of our industry. Adverse publicity may have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

The nutraceutical industry increasingly relies on intellectual property rights and although we seek to ensure that we do not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against us, which claims may result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition and operating results. Recently it has become more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We seek to ensure that we do not infringe the intellectual property rights of others, but there can be no assurance that third parties will not assert intellectual property infringement claims against us. These developments could prevent us from offering or supplying competitive products or ingredients in the marketplace. They could also result in litigation or threatened litigation against us related to alleged or actual infringement of third-party rights. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition and operating results.

We may not be able to adequately protect our intellectual property rights. Given the importance of brand recognition to our business, we have invested considerable effort in seeking trademark protection for our core brands, including the Qualia family of brands. However, we cannot be certain that the steps we have taken will be sufficient to protect our intellectual property rights in our brands adequately or that third parties will not infringe upon or misappropriate any such rights. Our trademark registrations and applications can potentially be challenged and cancelled or narrowed. Currently, our rights to the Qualia trademark are being challenged by a third party. Moreover, some of the countries in which we operate offer less protection for, and may subject these rights to higher risks, than is the case in Europe or North America. In addition, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our core products or brands, including our Qualia family of brands, our future financial condition and our ability to develop our business could be materially adversely affected. Other companies have from time to time taken, and may in the future take, actions that we believe violate our intellectual property rights and we may decide to enforce our rights against such actions. Uncertainties inherent in such litigation make the outcome and associated costs difficult to predict. If unsuccessful, the legal actions could result in the invalidation of some of our intellectual property rights, which could materially adversely affect our business. We rely upon a combination of security measures, confidentiality policies, contractual arrangements and trade secret laws to protect our proprietary formulae and other valuable trade secrets. We may also rely upon patent, copyright and trademark laws to further protect our intellectual property rights. We cannot, however, be certain that the steps we take will prevent the development and marketing of similar, competing products and services by third parties. Any future patents that we obtain may not be sufficiently broad to protect us against third parties with similar products or to provide us with a competitive advantage. Moreover, our patents can potentially be challenged and narrowed or invalidated. Trade secrets are difficult to protect, and despite our efforts may become known to competitors or independently discovered. The confidentiality agreements we rely upon with our employees, customers, contractors and others may be breached, and we may not have adequate remedies for such breach. Failure to adequately protect our valuable intellectual property from being infringed or

misappropriated could materially adversely affect our business.

We are dependent upon the uninterrupted and efficient operation of our facilities. Those operations are subject to power failures, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment, natural or other disasters and the need to comply with the requirements or directives of government agencies, including the FDA. There can be no assurance that the occurrence of these or any other operational problems at our facilities would not have a material adverse effect on our business, financial condition and results of operations.

Varying state laws Although the federal government has the right to regulate our products, which it has in fact done, state and municipal governments may adopt additional laws and regulations that further negatively affect our business. States that currently have laws that regulate certain aspects of our products, could, in the future, reverse course and adopt new laws that further regulate or negatively affect the nutraceutical industry. These state laws, like the federal laws, may adversely affect our ability to do business, and adverse enforcement actions under these laws may lead to costly litigation and a closure of our businesses, which, in turn, could significantly and negatively impact our business, operations and financial condition.

Our products are subject to government regulation, both in the United States and abroad, which could increase our costs significantly and limit or prevent the sale of our products. The manufacture, packaging, labeling, advertising, promotion, distribution, and sale of our products are subject to regulation by numerous national and local governmental agencies in the United States and other countries. The primary regulatory bodies in the United States are the FDA and the FTC, and we are also subject to similar regulators in other countries. Failure to comply with these regulatory requirements may result in various types of penalties or fines. These include injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Individual states also regulate nutritional supplements. A state may interpret claims or products presumptively valid under federal law as illegal under that state's regulations. In markets outside the United States, we are usually required to obtain approvals, licenses, or certifications from a country's ministry of health or comparable agency, and comply with local labeling and packaging regulations, all of which vary from country to country. Approvals or licensing may be conditioned on reformulation of products or may be unavailable with respect to certain products or product ingredients. Any of these government agencies, as well as legislative bodies, can change existing regulations, or impose new ones, or could take aggressive measures, causing or contributing to a variety of negative consequences, including: □ requirements for the reformulation of certain or all products to meet new standards, □ the recall or discontinuance of certain or all products, □ additional record keeping, □ expanded documentation of the properties of certain or all products, □ expanded or different labeling, □ adverse event tracking and reporting, and □ additional scientific substantiation. Any or all of these requirements could have a material adverse effect on us. There can be no assurance that the regulatory environment in which we operate will not change or that such regulatory environment, or any specific action taken against us, will not result in a material adverse effect on us. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We rely on third parties to provide us with materials and services in connection with the manufacturing and distribution of our products. Unaffiliated third-party suppliers provide us with materials necessary for commercial production of our products, including certain key raw materials and primary packaging materials (such as bottles). We may be unable to manufacture our products in a timely manner, or at all, if any of our third-party suppliers should cease or interrupt production or otherwise fail to supply us or if the supply agreements are suspended, terminated or otherwise expire without renewal. If these suppliers are not able to supply us with the quantities of materials we need or if these suppliers are not able to provide services in the required time period, this could have a material adverse effect on our business. We also rely on third-party contract manufacturers for the services required to manufacture our products. If any of our manufacturers experience delays, disruptions, labor shortages, equipment breakdowns, financial problems or other issues, our supply chain could be disrupted. We experienced severe supply chain disruptions in the period August thru November of 2017. Those problems have since been resolved. We also utilize third parties to distribute our products. If any of our third-party distributors fail to distribute our products in a timely manner, or at all, or if our distribution agreements are suspended, terminated or otherwise expire without renewal, our profitability could be materially adversely affected.

The international potential of our business subjects us to additional business risks that could cause our revenue and profitability to decline. We currently make our products available in 60 territories internationally and we may increase our international coverage in the future. Although revenues from international sales currently constitutes less than 15% of our overall revenues, this share and exposure to international business risks may increase in the future. The risks associated with our operations outside of the United States include: •multiple regulatory requirements that are subject to change and that could restrict our ability to manufacture, market or sell our products; •inflation, recession, fluctuations in foreign currency exchange and interest rates and discriminatory fiscal policies; •trade protection measures, including increased duties and taxes, and import or export licensing requirements; •price controls; •government health promotional programs intended to discourage the use of our products; •ownership regulations; •differing local product preferences and product requirements; •difficulty in establishing, staffing and managing operations; •differing labor regulations; •potentially negative consequences from changes in or interpretations of tax laws; •political and economic instability; •enforcement of remedies in various jurisdictions; •changes in foreign medical reimbursement policies and programs; and •diminished protection of intellectual property in some countries. These and other risks could have a material adverse effect on our business.

We may be required to defend ourselves against intellectual property claims from third parties, which could harm our business.Regardless of merit, there are third-party patents that may cover our products. Third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If a third party asserts that our

that use of our technologies infringes upon these patents. If a third party asserts that our products or services are infringing upon its intellectual property, these claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and/or prevent us from selling our products. Even if we were to prevail against such claims, any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Furthermore, as a result of an intellectual property challenge, we may find it necessary to enter into royalty licenses or other costly agreements, and we may not be able to obtain such agreements at all or on terms acceptable to us. As an example, in January 2018 we entered into a license agreement for an ingredient that resulted in a meaningful price increase for that specific ingredient.

Resources devoted to research and development may not yield new products that achieve commercial success.Our ability to develop new products depends on, among other factors, our ability to deliver novel and effective applications of psychoneuropharmacology using complex stacks of nutritional supplements. These formulations require significant investment in research and development and testing of new ingredients and new production processes. We devote significant resources to investment in research and development in order to gain a deep understanding of the mind body interface. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of a new product, from discovery through testing to initial product launch, typically takes between one and three years. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with research and development, products that we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully. We cannot assure you that any of our products currently in our development pipeline will be commercially successful.

We may become party to a number of lawsuits that arise in the ordinary course of business in the future.We may become party to a number of lawsuits that arise in the ordinary course of business in the future. The possibility of such litigation, and its timing, is in large part outside our control. Some of these lawsuits may involve class action claims, which by virtue of involving a large number of potential class members, may require increased costs of defense and risk. While no current lawsuits in which we are involved exist as of the date of this filing, it is possible that future litigation could arise, that could have material adverse effects on us.

Our success depends on sustaining the strength of our brands, particularly our Qualia brand.The Qualia brands accounted for 100% of our net sales for the last twelve months. The willingness of consumers to purchase our products depends upon our ability to offer attractive brand value propositions. This in turn depends in part on consumers attributing a higher value to our products than to alternatives. If the difference in the value attributed to our products as compared to those of our competitors narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products. If we fail to promote and maintain the brand equity of our products across each of our markets, then consumer perception of our products' quality may be diminished and our business could be materially adversely affected. Our ability to maintain or improve our brand value propositions will impact whether these circumstances will result in decreased market share and profitability.

We derive a significant percentage of our revenues from one marketing channel. The loss of this channel could materially adversely affect our financial performance.Our products are sold principally directly to customers and revenues attributable to one marketing channel, Facebook, Inc. ("Facebook"), accounted for up to 40% of our gross sales for the trailing six months. If this channel ceases doing business with us or if we encounter any difficulties in our relationship with Facebook, our business could be materially adversely affected.

The alternative health industry faces strong opposition. Although recent public opinion appears to support holistic approaches to health, including nutraceuticals, it is believed that well-funded, significant businesses may have a strong economic opposition to the nutraceutical industry as currently formed. This could result in lobbying and other activities aimed at halting or rolling back the nutraceutical movement which could have a significant and negative impact on the nutraceutical industry and, consequently, on our business, operations and financial condition.

Disruption of our global supply chain could materially adversely affect our business.Our ability to manufacture, distribute and sell products is critical to our success. Damage or disruption to raw material supplies or our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, strikes, various contagious diseases or other reasons could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could materially adversely affect our business.

Our success depends on attracting and retaining qualified personnel in a competitive environment.Our business strategy and future success depends, in part, upon our ability to attract, hire and retain highly-skilled managerial, professional service, sales, development, marketing, accounting, administrative, information technology, science, research and infrastructure-related personnel in a competitive environment, who are critical to our business functions. The market for highly-skilled employees is competitive in the labor markets in which we operate. Our business could be materially adversely affected if we are unable to retain key employees or recruit qualified personnel in a timely fashion, or if we are required to incur unexpected increases in compensation costs to retain key employees or meet our hiring goals. If we are not able to retain and attract the personnel that we require, or we are not able to do so on a cost-effective basis, it could be more difficult for us to sell and develop our products and services and execute our business strategy.

We may experience liabilities or negative effects on our reputation as a result of real or perceived quality issues, including product recalls, injuries or other claims.Whether real or perceived, contamination, spoilage or other adulteration, product misbranding or product tampering could require us to recall products. While such recalls have not occurred in the past, we cannot assure you that such material product recalls will not occur in the future. We may also be subject to liability if our products or operations violate or are alleged to violate applicable laws or regulations or in the event our products cause, or are alleged to cause, injury, illness or death. Whether real or perceived, reports or allegations of inadequate product quality control with respect to

other manufacturers of similar products also could adversely impact sales of our products. In addition, we advertise our products and could be the target of claims relating to false or deceptive advertising under U.S. Federal and state laws as well as foreign laws, including consumer protection statutes of some states. A significant product liability or other legal claim or judgment against us or a widespread product recall may negatively impact our profitability. Even if a product liability or consumer fraud claim is unsuccessful or is not merited or fully pursued, the negative publicity surrounding such assertions regarding our products or processes could materially adversely affect our reputation and brand image and therefore our business.

The manufacture of many of our products is a highly exacting and complex process, and if we or one of our suppliers should encounter problems manufacturing products, our business could suffer. The manufacture of many of our products is a highly exacting and complex process, in part due to strict regulatory requirements. Problems may arise during the manufacturing process for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, maintenance of our manufacturing environment, natural disasters, various contagious diseases and process safety issues. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expenses being spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the affected product is released to the market, recall and product liability costs as well as reputation damage may also be incurred. To the extent that we or one of our suppliers experience significant manufacturing problems, this could have a material adverse effect on our business.

The holders of the SAFEs may not have control over when the SAFEs are converted into preferred stock. The SAFEs will be converted into shares of our preferred stock upon certain circumstances, with no action on the part of the holder. As a result, the SAFEs may be converted at times or under circumstances that are out of the control of the holders. In certain circumstances, such as the sale of the company, an initial public offering or dissolution or bankruptcy, holders may only have a right to receive cash to the extent available, rather than preferred stock or other securities. In addition, if the SAFEs are so converted, the holders will lose any rights and preferences of the SAFEs that are not included in the terms of our preferred stock.We are under no obligation to convert the SAFEs into preferred stock. We may never receive a future equity financing or experience a liquidity event, in which case, the holders could be left holding the SAFEs indefinitely. Unlike convertible notes and other securities convertible into or exchangeable for preferred stock, the SAFEs do not have any "default" provisions permitting the holders to demand repayment. We have the discretion as to whether or not to enter into a transaction that causes the conversion of the SAFEs into preferred stock, and the holders have no right to demand such a conversion. Only in limited circumstances, such as a liquidity or dissolution event, may the holders demand payment and even then, such payment will be limited to the cash available to us to make such payments.

If we fail to increase our production and manufacturing capacity, we will be unable to continue to grow and our ability to produce new products, expand within our existing markets and enter into new markets will be limited. Growth in demand for our products has increased the utilization of our production and manufacturing facilities, including manufacturing capacity provided by third-party manufacturers and packaging capacity with respect to our products. If we are unable to successfully expand our production and manufacturing capacity, we will be unable to continue our growth and expand within our existing markets or enter into additional geographic markets or new product categories. In addition, failure to successfully expand our production and manufacturing capacity will limit our ability to introduce and distribute new products, including our existing pipeline of innovations and product improvements, or otherwise take advantage of opportunities in new and existing markets. Further, increasing our production and manufacturing facilities requires significant investment and build times. Delays in increasing capacity could also limit our ability to continue our growth and materially adversely affect our business.

Regulation is dependent on the federal and/or state government or particular divisions thereof and is subject to change and differing interpretation by regulators. Regulation of our market is complex and there is no guarantee that our suppliers, marketing channels or government regulators will not interpret regulations or policies in such a way as to cause a disruption in our business. Such interpretations can interrupt our supply chain as these parties undertake scrutiny of raw materials and components of raw materials and products, causing certain suppliers or us to discontinue, change or suspend the sale of certain ingredients or components. Such interpretations can also interrupt our product and marketing efforts if we are required to change our marketing approach or modify our product. If this happens, the results could have negative implications for the operations and profitability of the business.

Our ingredients are unique and high quality leading to high costs of goods sold.If we are unable to secure adequate capital to fund manufacturing and inventory, we will be unable to meet growing demand for our products.

We face intense competition from competitors that are larger, more established and that possess greater resources than we do, and if we are unable to compete effectively, we may be unable to maintain sufficient market share to sustain profitability.Numerous manufacturers and retailers compete actively for consumers. There can be no assurance that we will be able to compete in this intensely competitive environment. In addition, similar products can be purchased in a wide variety of channels of distribution. These channels include the Internet. Additional national or international competitors could enter the market at any time and may seek in the future to enter or to increase their presence in the nutraceutical industry. Increased competition in either or both could have a material adverse effect on us.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected. We may be exposed to product recalls and adverse public relations if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brands and lead to decreased demand for our products. Product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities

purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Neurohacker Collective, LLC

- Wyoming Limited Liability Company
- Organized December 2015
- 16 employees

5938 Priestly Drive
Suite 200
Carlsbad CA 92008

http://neurohacker.com

Business Description

Refer to the Neurohacker Collective profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Neurohacker Collective is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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